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                              May 4, 2023

       Warren B. Kanders
       Chief Executive Officer
       Cadre Holdings, Inc.
       13386 International Pkwy
       Jacksonville, FL 32218

                                                        Re: Cadre Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 19,
2023
                                                            File No. 333-271328

       Dear Warren B. Kanders:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Cover Page

   1. We refer to the "Table of Additional Registrants" included on the cover page of the
                                                        Registration Statement.
Please note in the table or elsewhere in the prospectus whether these additional
registrants are wholly-owned or majority-owned subsidiaries of Cadre
                                                        Holdings, Inc. To the
extent any of the subsidiaries are not wholly-owned or majority-
                                                        owned subsidiaries,
please advise why securities of these subsidiaries are eligible to registered on Form S-3.
Please refer to General Instruction I.C of Form S-3.
       Description of the Guarantees of the Debt Securities, page 5

   2. We note that one or more of your subsidiaries may provide a guarantee of the payment of the debt securities
registered under the Registration Statement. It does not appear that you
 Warren B. Kanders
FirstName  LastNameWarren  B. Kanders
Cadre Holdings, Inc.
Comapany
May  4, 2023NameCadre Holdings, Inc.
May 4,
Page 2 2023 Page 2
FirstName LastName
         have provided separate financial statements with respect to such subsidiaries guarantors or summarized financial information of each issuer and guarantor of the guaranteed debt securities pursuant to Rule 13-01 of Regulation S-X. Please note that at the time of its effectiveness, your Registration Statement must comply with the disclosure requirements for subsidiary guarantors set forth in Rules 3-10 and 13-01 of Regulation S-X. Please revise your Registration Statement to include such information or tell us why you believe such information is not required.
3. We note your disclosure that "[i]f specified in the applicable prospectus supplement, certain of [y]our subsidiaries will guarantee the debt securities." Please clarify, if true, that
         (1) the thirteen subsidiaries listed in the Table of Additional Registrants are the only subsidiaries that may guarantee the debt securities pursuant to the registration statement and (2) the subsidiary guarantees are the only securities of these additional registrants being registered pursuant to the Registration Statement.
4. Where you disclose that the guarantees will be joint and several and full and unconditional, please also describe any circumstances under which a guarantor may be released from its guarantee.
Incorporation of Certain Information by Reference, page 11

5. We note that you have incorporated certain information from your Definitive Proxy
         Statement on Schedule 14A filed with the SEC on April 27, 2022 by reference into the prospectus. Please revise this section to incorporate the information from your latest
         Definitive Proxy Statement on Schedule 14A filed with the SEC on April 21, 2023 or otherwise amend the registration statement to include the Part III information omitted from your Annual Report on Form 10-K filed with the SEC on March 15, 2023. In this regard, we note that your "Incorporation by Reference" section does not include language to the effect that all filings filed by the registrant pursuant to the Exchange Act after "the date of the initial registration statement and prior to effectiveness of the registration statement" shall be deemed to be incorporated by reference into the prospectus. Please refer to Securities Act Forms Compliance and Disclosure Interpretation
123.01 and
         123.05.
Exhibit 5.1, page II-2

6. We note that in your Exhibit 5.1 opinion, you have assumed that the "execution, delivery and performance by each of the Subsidiary Guarantors of the Indenture and the Subsidiary
         Guarantees will not violate the certificate of incorporation, certificate of formation, by-
         laws, limited liability company agreement, as the case may be, of the Subsidiary
         Guarantors or the law of the jurisdiction in which each such Subsidiary Guarantor was organized or any other applicable law (excepting the law of the State of New York and the federal laws of the United States)." This assumption is not appropriate with respect to the
         Subsidiary Guarantors. Because the Subsidiary Guarantors appear to be Delaware and
         Pennsylvania legal entities, the current carve out for the law of the State of New York or
 Warren B. Kanders
Cadre Holdings, Inc.
May 4, 2023
Page 3
      the federal laws of the United States does not exclude the Subsidiary Guarantors from the assumptions you are making. Please revise the opinion accordingly. Additionally, please revise the opinion to specifically name the Subsidiary Guarantors covered by the opinion.
7. We refer to the opinion in paragraph five on page 6 of Exhibit 5.1 that any Offered
      Subsidiary Guarantee will be valid and legally binding obligations of such Subsidiary
      Guarantor. We note, however, the statement that counsel is    qualified
to practice law in
      the State of New York and do[es] not purport to be experts on any law other than the laws of the State of New York, the General Corporation Law of the State of Delaware and the
      Federal law of the United States.    Please note that in issuing the
binding obligation
      opinion with respect to the Subsidiary Guarantors, the opinion must cover the law of the jurisdiction under which the applicable legal entity is organized. Given that one of the
      Subsidiary Guarantors appears to be a Pennsylvania corporation, this opinion needs to cover certain aspects of the laws of the Commonwealth of Pennsylvania. To the extent necessary, counsel may engage local counsel to provide the opinion that the Subsidiary
      Guarantors are validly existing, have the power to create the obligation and have taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. Please refer to Section II.B.1.e. of Staff Legal Opinion 19 (Oct 14, 2011).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Conlon Danberg at 202-551-4466 or Abby Adams at 202-551-6902 with any questions.



                                                            Sincerely,

FirstName LastNameWarren B. Kanders                         Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameCadre Holdings, Inc.
                                                            Services
May 4, 2023 Page 3
cc:       Robert L. Lawrence, Esq.
FirstName LastName